SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

01 Earnings Release	30 September 2009

Lisbon, Portugal, 17 November 2009

In 9M09, consolidated operating revenues amounted to Euro 4,973 million, while EBITDA reached Euro 1,854 million, a decrease of 1.0% and 0.7% y.o.y respectively. EBITDA margin increased by 0.1pp in 9M09 to 37.3%. Adjusting for the effects of the consolidation of Telemig, lower mobile termination rates (MTRs) and using constant exchange rate, consolidated operating revenues and EBITDA would have grown by 3.4% and 3.0% y.o.y respectively. Income from operations reached Euro 769 million. Net income amounted to Euro 372 million and diluted earnings per share reached Euro 0.42. Capex amounted to Euro 813 million, compared to Euro 691 million in 9M08, an increase of 17.7% y.o.y, as a result of the investments in the rollout of the fibre network and TV service in Portugal and the investments in 3G and 3.5G in Brazil. Free cash flow reached Euro 263 million in 9M09, impacted by higher capex, investments in working capital and interest payments in the first half of the year, compared to minus Euro 35 million booked in 9M08.

As at 30 September 2009, net debt amounted to Euro 6,085 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,167 million. Liquidity, in domestic operations, including cash, undrawn underwritten commercial paper and standby facilities stood at Euro 1,891 million.

Table 1 _ Consolidated financial highlights	Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	1,741.9	1,783.4	(2.3%)	4,973.4	5,023.5	(1.0%)
Operating costs, excluding PRBs and D&A	1,085.1	1,108.4	(2.1%)	3,119.1	3,157.1	(1.2%)
EBITDA (¹)	656.8	675.0	(2.7%)	1,854.2	1,866.4	(0.7%)
Income from operations (²)	284.7	329.9	(13.7%)	769.0	889.9	(13.6%)
Net income	115.9	181.7	(36.2%)	371.9	433.5	(14.2%)
Capex (³)	307.0	332.4	(7.6%)	812.8	690.8	17.7%
Capex as % of revenues (%)	17.6	18.6	(1.0pp)	16.3	13.8	2.6pp
EBITDA minus Capex	349.8	342.6	2.1%	1,041.4	1,175.6	(11.4%)
Free cash flow	128.0	(42.1)	n.m.	262.8	(35.4)	n.m.
Net debt	6,084.9	5,923.4	2.7%	6,084.9	5,923.4	2.7%
After-tax unfunded PRB obligations	1,167.0	1,078.7	8.2%	1,167.0	1,078.7	8.2%
EBITDA margin (%) (4)	37.7	37.8	(0.1pp)	37.3	37.2	0.1pp
Net debt / EBITDA (x)	2.3	2.2	0.1x	2.5	2.4	0.1x
EBITDA / net interest (x)	8.8	8.9	(0.1x)	8.4	9.7	(1.3x)
Basic earnings per share	0.13	0.20	(33.3%)	0.42	0.47	(8.7%)
Diluted earnings per share (5)	0.13	0.19	(32.0%)	0.42	0.46	(8.3%)

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09) and the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

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02 Financial Review

Income Statement

In 9M09, consolidated operating revenues decreased by 1.0% y.o.y to Euro 4,973 million, as a result of the negative impact of the 41% decline in MTRs in the period from 30 June 2008 to 30 September 2009 in domestic operations and the negative impact of the Real devaluation, which more than offset the revenue growth in wireline and Vivo. Adjusting for the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated operating revenues would have increased by 3.4% y.o.y.

Table 2 _ Consolidated income statement (¹)	Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	1,741.9	1,783.4	(2.3%)	4,973.4	5,023.5	(1.0%)
Wireline (²)	481.1	482.6	(0.3%)	1,446.4	1,436.3	0.7%
Domestic mobile • TMN (²)	397.9	409.0	(2.7%)	1,135.0	1,182.0	(4.0%)
Brazilian mobile • Vivo (¹)	819.9	854.0	(4.0%)	2,262.3	2,285.3	(1.0%)
Other and eliminations	43.1	37.8	14.0%	129.7	119.9	8.2%
Operating costs, excluding PRBs and D&A	1,085.1	1,108.4	(2.1%)	3,119.1	3,157.1	(1.2%)
Wages and salaries	169.0	152.4	10.9%	507.8	463.5	9.5%
Direct costs	291.8	288.7	1.1%	826.5	807.0	2.4%
Commercial costs	283.9	316.2	(10.2%)	808.2	894.9	(9.7%)
Other operating costs	340.4	351.1	(3.0%)	976.7	991.7	(1.5%)
EBITDA (³)	656.8	675.0	(2.7%)	1,854.2	1,866.4	(0.7%)
Post retirement benefits	22.4	10.9	106.3%	67.2	32.7	105.4%
Depreciation and amortisation	349.7	334.2	4.6%	1,018.0	943.8	7.9%
Income from operations (4)	284.7	329.9	(13.7%)	769.0	889.9	(13.6%)
Other expenses (income)	15.2	22.8	(33.5%)	32.8	102.2	(67.9%)
Curtailment costs, net	0.6	14.9	(96.0%)	4.1	92.9	(95.6%)
Net losses (gains) on disposal of fixed assets	0.1	0.8	(88.2%)	0.2	(12.4)	n.m.
Net other costs (gains)	14.5	7.1	104.2%	28.5	21.7	31.2%
Income before financ. & inc. taxes	269.5	307.1	(12.2%)	736.3	787.7	(6.5%)
Financial expenses (income)	55.2	8.4	n.m.	109.6	81.4	34.6%
Net interest expenses	74.7	76.0	(1.7%)	219.5	191.6	14.6%
Equity in earnings of affiliates, net	(56.1)	(44.2)	26.9%	(158.3)	(118.7)	33.4%
Net other financial losses (gains)	36.6	(23.4)	n.m.	48.4	8.5	n.m.
Income before income taxes	214.3	298.7	(28.3%)	626.7	706.3	(11.3%)
Provision for income taxes	(64.3)	(87.3)	(26.4%)	(182.1)	(201.5)	(9.6%)
Income from continued operations	150.0	211.4	(29.1%)	444.5	504.8	(11.9%)
Losses (income) attributable to minority interests	(34.1)	(29.7)	14.8%	(72.6)	(71.3)	1.8%
Consolidated net income	115.9	181.7	(36.2%)	371.9	433.5	(14.2%)

(1) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN this impact amounted to Euro 57.3 million in 9M09 and Euro 17.1 million in 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 9M09, revenues from domestic operations (Wireline and TMN) decreased by 1.4% y.o.y in 9M09 over the same period last year. The financial performance of the domestic operations was negatively impacted by

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02 Financial review

lower MTRs. Excluding this adverse impact, revenues from the domestic operations would have increased by 0.8% y.o.y.

In 9M09, wireline operating revenues increased by 0.7% y.o.y, supported by the inflection of retail revenues, which posted a 1.2% increase y.o.y (Euro 727 million versus Euro 719 million), and 1.1% y.o.y in 3Q09, as a result of the continued strong performance of triple-play (voice, data, video) and its positive impact in the trend of fixed line disconnections, which fell to 14 thousand in 3Q09, the best performance since 4Q04.

Retail net additions reached 216 thousand in 9M09, driven by the success of PT’s triple-play offer (“Meo”) as well as decelerating fixed line disconnections. Retail RGU per access increased by 12.7% in 9M09 from 1.31 to 1.48. Fixed line disconnections fell to 80 thousand in 9M09 from 143 thousand in 9M08. At the same time, PT continued to gain broadband market share and saw a 19.6% growth in ADSL retail customers in 9M09 compared to the same period of last year, to 812 thousand. Broadband retail net additions reached 103 thousand in 9M09 compared to 42 thousand in 9M08. PT’s Meo offer continues to see strong demand in the market. Pay-TV net additions reached 193 thousand in 9M09 and total pay-TV customers stood at 505 thousand, equivalent to 62.2% penetration of the ADSL retail customer base.

In 9M09, TMN’s operating revenues decreased by 4.0% y.o.y (Euro 1,135 million versus Euro 1,182 million) due to the impact of lower MTRs (negative Euro 57 million), which more than offset the continued growth in customer revenues (+1.6% y.o.y in 9M09). Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and continued growth in wireless data cards. Excluding the impact of lower MTRs, TMN’s operating revenues would have increased by 0.9% y.o.y in 9M09. In 3Q09, TMN’s operating revenues decreased by 2.7% y.o.y (Euro 398 million versus Euro 409 million) due to the negative impact of lower MTRs (Euro 17 million). Excluding this adverse impact, service revenues would have been flat and operating revenues would have increased by 1.4% y.o.y. In 3Q09, customer revenues grew by 1.1% y.o.y.

With a 15.5% y.o.y increase in the number of customers, Vivo’s 9M09 operating revenues increased by 9.5% y.o.y in Reais but decreased by 1.0% y.o.y on translation into Euros. Excluding the consolidation of Telemig and using constant exchange rates, Vivo’s operating revenues would have increased by 5.9% y.o.y, with service revenues growing by 8.7% y.o.y. In 3Q09, Vivo’s operating revenues increased by 2.7% y.o.y (R$ 4397 million versus R$ 4,281 million) and service revenues increased by 7.2% y.o.y.

Table 3 _ Revenues by region						Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Domestic operations (1)	841.3	852.7	(1.3%)	2,474.2	2,510.3	(1.4%)
Brazil (2)	845.6	874.6	(3.3%)	2,334.8	2,344.6	(0.4%)
Other and eliminations (3)	55.0	56.1	(1.9%)	164.4	168.7	(2.5%)
Total operating revenues	1,741.9	1,783.4	(2.3%)	4,973.4	5,023.5	(1.0%)

(1) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. Includes Vivo and also Dedic, PT’s call centre business. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Other revenues, including intra-group eliminations, increased by 8.2% y.o.y in 9M09, mainly due to the improved revenue performance of PT’s call centre business in Brazil, MTC in Namibia and Timor Telecom, which more than offset the loss of fees resulting from the termination of the management contract with Vivo in August 2008.

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The contribution from fully and proportionally consolidated international assets to operating revenues is now above 50% and Brazil accounted for 46.9% of consolidated operating revenues.

EBITDA decreased by 0.7% y.o.y in 9M09, to Euro 1,854 million, equivalent to a margin of 37.3%. Excluding the effects of the consolidation of Telemig, lower MTRs and using constant exchange rate, consolidated EBITDA would have increased by 3.0% y.o.y. EBITDA performance in the period was supported by growth at Vivo and other international assets, which was largely offset by the decrease in the domestic businesses, as a result of lower MTRs, the roll-out of triple-play and the termination of Vivo’s management fee.

Wireline EBITDA amounted to Euro 604 million in 9M09, equivalent to a 41.8% margin. EBITDA margin continued to be impacted primarily by higher programming, customer care and support service costs in connection with the roll-out of the pay-TV service. In 9M09, wages and salaries in the wireline segment increased by 2.6% y.o.y as a result of the decision to halt the redundancy programme and focus on insourcing. As a result of the halting of the redundancy programme, the projected benefit obligations related to salaries payable to pre-retired and suspended employees was reduced by Euro 90 million, and the corresponding cash outflow was Euro 9 million lower in the period.

In 9M09, TMN’s EBITDA decreased by 2.0% y.o.y to Euro 507 million as a result of the decrease in MTRs. Excluding the negative impact of Euro 28 million due to lower MTRs, TMN’s EBITDA would have increased by 3.5% y.o.y in 9M09. EBITDA margin stood at 44.7%, an increase of 0.9pp compared to 9M08 as a result of continued growth in customer revenues and strict cost discipline.

In 9M09, Vivo’s EBITDA increased by 12.6% y.o.y, underpinned namely by customer growth. Excluding the consolidation of Telemig and using constant exchange rates, Vivo’s EBITDA would have increased by 21.1% y.o.y. Vivo’s EBITDA margin reached 30.0% in 9M09, an improvement of 3.6pp versus 9M08.

Other EBITDA decreased by 8.0% y.o.y to Euro 64 million in 9M09, mainly as a result of the loss of fees due to the termination of Vivo’s management contract as from August 2008, notwithstanding the improved performance of MTC, in Namibia and Timor Telecom.

Table 4 _ EBITDA by business segment (1)(2)						Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Wireline	195.7	217.1	(9.9%)	604.4	676.9	(10.7%)
Domestic mobile • TMN	175.9	180.2	(2.4%)	507.4	517.6	(2.0%)
Brazilian mobile • Vivo (1)	260.4	255.2	2.0%	678.6	602.6	12.6%
Other and eliminations	24.7	22.4	10.5%	63.9	69.4	(8.0)
EBITDA (2)	656.8	675.0	(2.7%)	1,854.2	1,866.4	(0.7%)
EBITDA margin (%)	37.7	37.8	(0.1pp)	37.3	37.2	0.1pp
Domestic operations (3)	370.0	395.7	(6.5%)	1,107.0	1,189.5	(6.9%)
Brazil (4)	266.0	258.9	2.7%	688.6	613.7	12.2%
Other (5)	20.7	20.4	1.8%	58.6	63.3	(7.4%)

(1) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

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02 Financial review

Fully and proportionally consolidated international assets contributed to 42.9% of PT’s consolidated EBITDA in 9M09. Brazilian businesses accounted for 37.1% of EBITDA in 9M09. Fully consolidated African businesses accounted for 4.7% of EBITDA in 9M09.

Post retirement benefit costs amounted to Euro 67 million in 9M09, compared to Euro 33 million in 9M08, primarily as a result of lower expected return on assets in 2008 compared to the actuarial assumption 6% (Euro 30 million), following the decline in the values of the assets under management in 2008.

Depreciation and amortisation costs increased by 7.9% y.o.y to Euro 1,018 million, reflecting higher contributions from: (1) Vivo, which accounted for approximately 70% of the increase in D&A, as a result the consolidation of Telemig, the amortisation of 3G licenses and higher depreciation rates for the CDMA network following the GSM network rollout, and (2) wireline in Portugal, resulting from the investments in the rollout of pay-TV service, and also from the revaluation of ducts and certain real estate assets undertaken during 2008.

Curtailment costs amounted to Euro 4 million in 9M09 compared to Euro 93 million in the same period of last year, due to the halting of the redundancy programme.

Net losses on disposal of fixed assets amounted to Euro 0.2 million in 9M09 compared to net gains of Euro 12 million in the same period of last year. Gains recorded in 9M08 were related to real estate disposals, which generated a cash inflow of Euro 14 million in the period.

Net interest expenses increased to Euro 219 million in 9M09, equivalent to an increase of 14.6% y.o.y, of which: (1) Euro 24 million was due to the increase in PT’s average net debt in the period, post completion of the share buyback programme undertaken in 2008 and the acquisition of Telemig and 3G licences in Brazil, and (2) Euro 3 million due to the increase in PT’s average cost of debt due to higher average cost of debt in Brazil. In 9M09, consolidated average cost of debt was 4.9%. Excluding Brazil, the average cost of debt was 4.1% versus 4.3% in 9M08.

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL, and amounted to Euro 158 million in 9M09, compared to Euro 119 million in 9M08, up by 33.4% y.o.y. In 9M08, equity in earnings of affiliates included a Euro 9 million gain related to the disposal of PT’s interest in Banco Best.

On 1 September 2009, PT entered into a definitive agreement with the local shareholders for the sale of its 32.18% equity stake in Médi Télécom including its outstanding shareholder loans. This sale is conditional upon the approval of Agence Nationale de Règlementation des Télécommunications (ANRT), the Moroccan telecommunications regulator. The total proceeds of the sale will be Euro 400 million, of which Euro 20 million cash was received during 3Q09.

Net other financial losses, which include foreign currency losses, net gains on financial assets and other financial expenses, amounted to Euro 48 million in 9M09, compared to Euro 9 million in 9M08. Net foreign currency losses amounted to Euro 4 million in 9M09, compared to Euro 5 million in 9M08, and were mainly related to the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 7 million in 9M09, compared to Euro 18 million in 9M08, due to the change in the fair value of free-standing cross-currency derivative instruments, primarily

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02 Financial review

explained by the appreciation of the US Dollar against the Euro until April 2009, when these derivatives were settled. In 9M08, net gains on financial assets amounted to Euro 18 million and included primarily: (1) the change in fair value of free-standing cross currency derivatives, which resulted in a gain of Euro 8 million, primarily related to the appreciation of the US Dollar against the Euro and the Real, and (2) the gain obtained from the disposal of a 3% stake in Africatel in 3Q08 amounting to Euro 9 million. Other financial expenses, which include banking services, financial discounts and other financing costs, increased to Euro 51 million in 9M09, compared to Euro 22 million in 9M08. The increase in 9M09 is largely related to a debt restructuring in connection with the acquisition of 3G licenses in Brazil, in 2009, and early repayment of certain loans.

Provision for income taxes decreased from Euro 202 million in 9M08 to Euro 182 million in 9M09, corresponding to an effective tax rate of 28.5% in 9M08 and 29.1% in 9M09.

Income attributable to minority interests increased to Euro 73 million in 9M09 from Euro 71 million in 9M08. The growth in this caption is primarily attributable to the increase in minority interests from Vivo, which amounted to Euro 29 million in 9M09 compared to Euro 28 million in 9M08, and Timor Telecom which amounted to Euro 5 million in 9M09 compared to Euro 3 million in 9M08.

Net income decreased by 14.2% y.o.y in 9M09 to Euro 372 million, compared to Euro 434 million in 9M08 due to higher post retirement benefits, depreciation and amortisation and interest costs. In 9M08, net income also included Euro 33 million of extraordinary gains, namely Euro 15 million related to real estate disposals, Euro 9 million related to the disposal of a 3% stake in Africatel, and Euro 9 million gain related to the disposal of PT’s interest in Banco Best.

Earnings per Share

In 9M09 diluted earnings per share decreased by 8.3% y.o.y to Euro 42 cents from Euro 46 cents in 9M08. The average number of shares outstanding decreased by 6.1% to 876 million in 9M09, whilst the diluted average number of shares outstanding over the same period declined by 5.7% to 941 million.

Table 5 _ Earnings per share	Million (shares outstanding); Euro (per share data)

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Average number of shares oustanding
Basic (1)	875.9	890.4	(1.6%)	875.9	932.3	(6.1%)
Diluted (2)	940.5	955.1	(1.5%)	940.5	997.0	(5.7%)
Earnings per share
Basic	0.13	0.20	(33.3%)	0.42	0.47	(8.7%)
Diluted (2)(3)	0.13	0.19	(32.0%)	0.42	0.46	(8.3%)

(1) Adjusted for the 20.6 million own shares held by equity swaps. (2) Diluted shares are calculated assuming the full exercise of convertible bonds. (3) Diluted earnings are computed adjusting for the costs of convertible bonds.

Capex

Capex increased by 17.7% y.o.y (+ Euro 122 million) in 9M09 to Euro 813 million, equivalent to 16.3% of revenues, as a result of growth in wireline, which more than offset capex reduction at TMN and Vivo.

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02 Financial review

Wireline capex increased from Euro 227 million in 9M08 to Euro 358 million in 9M09, primarily as a result of the FTTH rollout, which allows for increased bandwidth for both residential and corporate customers, and investment in IPTV services.

TMN’s capex decreased by 16.6% y.o.y to Euro 106 million in 9M09. The decrease in TMN’s capex is explained by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the most reliable and stable network performance in Portugal.

Capex at Vivo has remained broadly flat at Euro 293 million in 9M09. Excluding the consolidation of Telemig (Euro 7 million) and the depreciation of the Real against the Euro (Euro 30 million), capex at Vivo would have increased by 7.3% y.o.y. Capex at Vivo was primarily towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM/EDGE; (2) expanding coverage of the WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the service in October 2008, and (4) continued improvement in network quality to comply with the requirements set forth by the local regulator.

In 9M09, other capex increased to Euro 56 million, compared to Euro 42 million in 9M08, as a result of investments in Africa, namely MTC and CVT, and in the call centre business in Brazil.

Table 6 _ Capex by business segment (1)					Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Wireline	130.7	101.4	28.9%	358.0	227.1	57.6%
Domestic mobile • TMN (2)	48.1	47.1	2.1%	106.1	127.3	(16.6%)

Brazilian mobile • Vivo (1)(3)	101.4	165.9	(38.9%)	292.7	294.1	(0.5%)
Other	26.7	17.9	49.2%	56.0	42.3	32.6%
Total capex	307.0	332.4	(7.6%)	812.8	690.8	17.7%
Capex as % of revenues (%)	17.6	18.6	(1.0pp)	16.3	13.8	2.6pp

(1) Considering a Euro/Real average exchange rate of 2.5616 in 9M08 and 2.8345 in 9M09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09). (3) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

Cash Flow

Operating cash flow decreased to Euro 810 million in 9M09, compared to Euro 1,031 million in 9M08, due to the reduction in EBITDA minus Capex, as a result of the 17.7% increase in capex, and increased investment in working capital. The increase in working capital investment (+ Euro 70 million) is mainly explained by: (1) one-off cash receipts in 9M08 from Zon; (2) the settlement with the Portuguese State in connection with discounts on services rendered to retirees; (3) higher management fees received from Vivo in 9M08, and (4) the higher level of capex in 4Q08, in domestic businesses and Vivo, leading to increased payments to fixed asset suppliers in 1Q09.

Free cash flow amounted to Euro 263 million in 9M09, which compares to minus Euro 35 million in 9M08. This improved performance is explained by the investment in the acquisition of Telemig in 9M08 (Euro 517 million) and the decrease, in 9M09, in income taxes paid amounting to Euro 88 million. These effects more than offset: (1) the Euro 222 million reduction in operating cash flow described above, and (2) the increase in

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02 Financial review

interest paid amounting to Euro 52 million, due to higher average net debt and an increase in the average cost of debt in Brazil.

Table 7 _ Free cash flow					Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
EBITDA minus Capex	349.8	342.6	2.1%	1,041.4	1,175.6	(11.4%)
Non-cash items	21.4	24.7	(13.2%)	71.3	88.5	(19.5%)
Change in working capital	(37.3)	(53.0)	(29.6%)	(303.1)	(233.0)	30.1%
Operating cash flow	333.9	314.2	6.3%	809.5	1,031.2	(21.5%)
Acquisition of Telemig	0.0	(190.2)	n.m.	0.0	(517.0)	n.m.
Interest	(84.4)	(54.7)	54.2%	(309.5)	(257.1)	20.4%
Contributions and payments related to PRBs	(56.1)	(38.4)	46.2%	(142.6)	(139.2)	2.5%
Income taxes (1)	(71.4)	(93.7)	(23.8%)	(99.3)	(187.4)	(47.0%)
Dividends received	10.4	10.0	3.9%	18.4	19.1	(3.6%)
Other cash movements (2)	(4.4)	10.6	n.m.	(13.7)	15.0	n.m.
Free cash flow	128.0	(42.1)	n.m.	262.8	(35.4)	n.m.

(1) In 9M08, PT paid Euro 64 million in Portugal regarding the last instalment of income taxes related to 2007. In 9M09, PT received Euro 11 million in Portugal, which resulted from payments on account made during 2008 higher than the tax payable. (2) In 3Q09, this caption included Euro 20 million related to the disposal process of the investment in Médi Télécom, while in 3Q08 included Euro 13 million related to the disposal of a 3% stake in Africatel. In 9M08, this caption also included Euro 16 million related to the disposal of the investment in Banco Best and Euro 15 million of cash proceeds from real estate asset disposals.

Consolidated Net Debt

Consolidated net debt amounted to Euro 6,085 million as at 30 September 2009, compared to Euro 5,571 million as at 31 December 2008, an increase of Euro 514 million mainly due to the dividends paid by PT, amounting to Euro 504 million, and the appreciation of the Brazilian Real against the Euro, which resulted in an increase in net debt of Euro 170 million, thus offsetting the free cash flow generated in the period.

Table 8 _ Change in net debt				Euro million

	3Q09	3Q08	9M09	9M08
Net debt (initial balance)	6,156.2	5,800.0	5,571.3	4,381.8
Less: free cash flow	128.0	(42.1)	262.8	(35.4)
Translation effect on foreign currency debt	41.7	(105.7)	169.9	(57.4)
Settlement of currency forwards derivatives (1)	0.0	0.0	37.6	0.0
Dividends paid by PT	0.0	0.0	503.6	533.2
Acquisition of own shares (2)	0.0	179.2	0.0	910.3
Impact of Telemig consolidation	0.0	0.0	0.0	(128.9)
Acquisition of 3G licenses by Vivo	0.0	0.0	0.0	227.2
Commitments under the terms of the UMTS license	0.0	0.0	11.5	0.0
Other (3)	15.0	7.9	53.8	21.8
Net debt (final balance)	6,084.9	5,923.4	6,084.9	5,923.4
Change in net debt	(71.3)	123.5	513.6	1,541.6
Change in net debt (%)	(1.2%)	2.1%	9.2%	35.2%

(1) PT settled an Euro-Dollar derivative in 7 April 2009, which resulted in a payment of Euro 38 million. As such, PT no longer holds any free standing foreign exchange derivatives on its domestic businesses. (2) In 9M08, PT contracted equity swaps over 114.7 million own shares under the share buyback programme concluded in December 2008. (3) This caption includes mainly Euro 58 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 12 million in 9M08), net of Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

As at 30 September 2009, total consolidated gross debt amounted to Euro 7,539 million, of which 84.3% was medium/long-term and 62.5% was set at fixed rates. As at 30 September 2009, 87.2% of total debt was denominated in Euros and 12.8% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been

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02 Financial review

hedged into Reais. In April 2009, PT repaid Euro 880 million of an existing bond. During 9M09, PT issued Euro 1,700 million, which includes a 4-year bond amounting to Euro 1 billion, a  tap of the 2012 Eurobond, new bilateral lines and private placements.

The amount of cash available in the domestic operations plus the undrawn amount of committed commercial paper lines and standby facilities totalled Euro 1,891 million at the end of September 2009, of which Euro 815 million was undrawn committed commercial paper and standby facilities. Additionally, in November 2009, PT issued a 10-year Eurobond amounting to Euro 750 million with a spread of 145bp over the mid swaps of similar maturity, equivalent to an annual coupon of 5.0%, thus increasing its liquidity position and the average maturity of its debt.

PT’s average cost of debt was 4.9% in 9M09, with a maturity of 5.1 years as at 30 September 2009. Excluding Brazil, PT’s average cost of debt was 4.1% in 9M09, with a maturity of 5.2 years as at 30 September 2009. In 9M09, the net debt to EBITDA ratio was 2.5x (2.4x in 9M08) and EBITDA cover stood at 8.4x. Adjusting for the bond issued in November 2009, average maturity increased to 6.1 years and to 6.4 years, excluding Brazil.

Post Retirement Benefits Obligations

As at 30 September 2009, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,039 million and the market value of assets under management amounted to Euro 2,268 million. In addition, also as at 30 September 2009 PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 817 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,588 million, while after-tax unfunded obligations amounted to Euro 1,167 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants. PT kept unchanged the actuarial assumptions used in December 2008 to compute the  post retirement obligations in 9M09.

Table 9 _ Post retirement benefits obligations		Euro million

	30 September 2009	31 December 2008
Pensions obligations	2,610.7	2,607.5
Healthcare obligations	428.2	426.3
PBO of pension and healthcare obligations	3,038.9	3,033.8
Market value of funds (1)	(2,268.4)	(2,131.6)
Unfunded pensions and healthcare obligations	770.5	902.1
Salaries to suspended and pre-retired employees	817.4	907.7
Total gross unfunded obligation	1,587.8	1,809.9
After-tax unfunded obligations	1,167.0	1,330.2
Unrecognised prior years service gains	24.0	25.4
Accrued post retirement benefits	1,611.8	1,835.3

(1) The change in the market value of funds resulted from the positive performance of assets under management of Euro 251 million (equivalent to 12.2% in 9M09) and the contributions made by beneficiaries and by PT totalling Euro 13 million, which were partially offset by the payment of pensions and supplements of Euro 117 million and healthcare benefits of Euro 10 million.

Total gross unfunded obligations decreased by Euro 222 million to Euro 1,588 million as at 30 September 2009, as a result of lower liabilities related to salaries payable to suspended and pre-retired employees and lower liabilities in the form of pension and healthcare benefits following the positive performance of assets under management (12.2% in 9M09), which more than offset the time value effect on the unfunded balance.

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02 Financial review

The decrease in the liability relating to salaries to suspended and pre-retired employees stems from the halting of the redundancy programme. As at 6 November 2009, PT made an extraordinary contribution of Euro 33 million to the pension fund, through the transfer of certain real estate assets.

Table 10 _ Change in gross unfunded obligations		Euro million

	9M09	9M08
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	68.6	34.2
Curtailment cost	4.1	92.9
Contributions and payments (1)	(142.6)	(139.2)
Net actuarial (gains) losses (2)	(152.1)	175.8
Gross unfunded obligations (final balance)	1,587.8	1,467.7
After-tax unfunded obligations	1,167.0	1,078.7

(1) In 9M09, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 127.5 million; (ii) termination payments amounting to Euro 2.4 million; (iii) net payment of healthcare expenses made by PT amounting to Euro 7.3 million, and (iv) contributions to the pension funds of Euro 5.4 million. (2) In 9M09, this caption relates to the difference between the actual return on assets (Euro 250.8 million, or 12.2% in 9M09) and the expected return on assets (6% on an annual basis).

Table 11 _ Post retirement benefits costs		Euro million

	9M09	9M08
Service cost	5.1	7.8
Interest cost	162.2	155.4
Expected return on assets (1)	(98.7)	(129.0)
Sub-total	68.6	34.2
Amortisation of prior year service gains	(1.4)	(1.5)
Post retirement benefits costs	67.2	32.7

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred in 2008.

Equity

Equity excluding minority interests amounted to Euro 905 million as at 30 September 2009. The increase of Euro 673 million in 9M09 is explained by: (1) the net income generated in the period of Euro 372 million; (2) actuarial gains, net of taxes, related to post retirement benefits amounting to Euro 112 million, and (3) positive currency translation adjustments amounting to Euro 577 million, mainly related to the appreciation of the Real against the Euro. These effects more than offset the dividends paid in April 2009 by PT to shareholders amounting to Euro 504 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 190 million to Euro 578 million as at 30 September 2009, as the Euro 269 million net income generated in 9M09, under Portuguese GAAP, was more than offset by the dividends paid by PT.

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02 Financial review

Table 12 _ Change in shareholders’ equity (excluding minority interests)	Euro million

9M09
Equity before minority interests (initial balance)	232.0
Net income	371.9
Currency translation adjustments	576.5
Dividends (1)	(503.6)
Net actuarial gains (losses), net of taxes	111.8
Other (2)	116.0
Equity before minority interests (final balance)	904.7
Change in equity before minority interests	672.7
Change in equity before minority interests (%)	289.9%

(1) Dividends paid on 24 April 2009. (2) Includes Euro 104 million related to the equity gain obtained in relation to the exchange of Vivo shares for Telemig shares as part of the corporate restructuring undertaken by Vivo in 3Q09.

Table 13 _ Change in distributable reserves	Euro million

9M09
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	269.3
Other (2)	44.7
Distributable reserves (final balance)	578.3
Change in distributable reserves in the period	(189.7)
Change in distributable reserves in the period (%)	(24.7%)

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives. (2) This caption includes a gain of Euro 50.9 million related to a corporate restructuring of certain subsidiaries.

Consolidated Statement of Financial Position

As at 30 September 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 2,982 million. The assets denominated in Brazilian Reais in the consolidated statement of financial position, as at 30 September 2009, amounted to Euro 6,245 million, equivalent to 41.8% of total assets.

The increase in total assets in 9M09 is mainly due to the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the increase in gross debt resulting mainly from the dividend (Euro 504 million) paid to shareholders on 24 April 2009, and also by the impact of the appreciation of the Real against the Euro. These effects were partially offset by the decrease in post retirement benefit obligations, as explained above.

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02 Financial review

Table 14 _ Consolidated statement of financial position		Euro million

	30 September 2009	31 December 2008
Cash and equivalents	1,454.0	1,124.6
Accounts receivable, net	1,631.2	1,393.7
Inventories, net	311.8	297.4
Financial investments	677.7	634.3
Intangible assets, net	3,979.9	3,463.0
Tangible assets, net	4,770.3	4,637.8
Accrued post retirement asset	1.8	1.6
Other assets	893.8	973.1
Deferred tax assets and prepaid expenses	1,227.2	1,188.8
Total assets	14,947.7	13,714.4

Accounts payable	1,251.9	1,373.6
Gross debt	7,538.8	6,695.9
Accrued post retirement liability	1,613.6	1,836.9
Other liabilities	1,692.1	1,777.4
Deferred tax liabilities and deferred income	868.5	834.5
Total liabilities	12,965.0	12,518.2

Equity before minority interests	904.7	232.0
Minority interests	1,078.0	964.2
Total shareholders' equity	1,982.7	1,196.2

Total liabilities and shareholders' equity	14,947.7	13,714.4

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03 Operational Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 1.3% y.o.y in 3Q09 as a result of the severe decline in MTRs, notwithstanding the solid performance of: (1) wireline retail revenues, which increased by 1.1% y.o.y in 3Q09, and (2) TMN customer revenues, which also increased by 1.1% y.o.y.

In 3Q09, revenue performance of the domestic operations was negatively impacted by lower MTRs in the amount of Euro 14.6 million. Excluding this adverse impact, revenues from the domestic operations would have increased by 0.4%.

Wireline revenues decreased by 0.3% y.o.y in 3Q09, impacted by the decrease in wholesale (-3.6% y.o.y) and lower MTRs. Excluding the negative effect of MTRs, operating revenues would have increased by 0.2%. The improvement in retail revenues, which were up by 1.1% y.o.y, is explained by the robust take-up of pay-TV and post paid broadband and by decelerating line loss. Retail revenue generating units (RGUs) increased by 79 thousand in 3Q09 and 216 thousand year to date. The continued success of pay-TV is underpinning the performance of the wireline segment even though it was only launched on a nationwide basis in April 2008 and is yet to reach critical mass.

Excluding lower MTRs, TMN’s operating revenues would have increased by 1.4% y.o.y in 3Q09. Customer revenues increased by 1.1% y.o.y to Euro 304 million on the back of post paid customer growth and data usage. It is worth highlighting that this marks the eleventh consecutive quarter of growth in customer revenues at TMN despite a backdrop of a challenging economic environment. Non-SMS data revenues continued to be an important driver of growth, due to the increasing popularity and penetration of smartphones and wireless data cards.

Table 15 _ Domestic operations income statement (1)					Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	841.3	852.7	(1.3%)	2,474.2	2,510.3	(1.4%)
Wireline	481.1	482.6	(0.3%)	1,446.4	1,436.3	0.7%
Domestic mobile • TMN	397.9	409.0	(2.7%)	1,135.0	1,182.0	(4.0%)
Other and eliminations	(37.6)	(38.9)	(3.3%)	(107.2)	(108.0)	(0.7%)
EBITDA (2)	370.0	395.7	(6.5%)	1,107.0	1,189.5	(6.9%)
Post retirement benefits	22.4	10.9	106.3%	67.2	32.7	105.4%
Depreciation and amortisation	157.4	149.7	5.1%	462.0	443.2	4.2%
Income from operations (3)	190.2	235.1	(19.1%)	577.7	713.6	(19.0%)
EBITDA margin	44.0%	46.4%	(2.4pp)	44.7%	47.4%	(2.6pp)
Capex (4)	181.6	151.1	20.2%	471.2	360.9	30.6%
Capex as % of revenues	21.6%	17.7%	3.9pp	19.0%	14.4%	4.7pp
EBITDA minus Capex	188.5	244.6	(22.9%)	635.8	828.6	(23.3%)

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

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03 Operational review

EBITDA declined by 6.5% y.o.y in 3Q09 to Euro 370 million, equivalent to a margin of 44.0%. This performance was achieved against a backdrop of: (1) strong growth in pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV and wireless broadband; (3) lower MTRs, and (4) the halting of the redundancy programme in favour of insourcing to reduce cash costs.

Wireline

In 3Q09 retail net additions reached 79 thousand, as a result of the significant growth of the pay-TV service, which accounted for 62 thousand net additions, bringing the total pay-TV customers to 505 thousand and showing a continued sequential acceleration. Underpinned by pay-TV bundles, ADSL net additions in the quarter reached 32 thousand, with post paid net additions of 33 thousand, while traffic generating lines declined by only 5 thousand. In the quarter, net disconnections of voice lines were only 14 thousand, the best performance since 4Q04 and despite being negatively affected by the 9 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year, which saw 32 thousand net disconnections, thus consolidating the improvement of the secular trend as a result of the continued success of the triple-play and double-play Meo offer. Pay-TV customers already represent 19.3% of traffic-generating lines and 62.2% of the ADSL customer base, a solid performance considering that the pay-TV service was launched, on a nationwide basis, in April 2008.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.48 in 3Q09, as compared to 1.44 in 2Q09 and 1.31 in 3Q08.

In 3Q09, ARPU increased by 2.1% y.o.y to Euro 30.1, as a result of higher penetration of both TV and ADSL and despite a lower contribution from voice revenues.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 21 thousand in 3Q09, reflecting a decrease in carrier pre-selection (-9 thousand), unbundled local loop lines (-12 thousand), and wholesale line rental (-3 thousand).

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03 Operational review

Table 16 _ Wireline operating data

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Main accesses (‘000)	4,494	4,223	6.4%	4,494	4,223	6.4%
Retail accesses	4,080	3,764	8.4%	4,080	3,764	8.4%
PSTN/ISDN	2,763	2,873	(3.8%)	2,763	2,873	(3.8%)
Traffic-generating lines	2,620	2,689	(2.6%)	2,620	2,689	(2.6%)
Carrier pre-selection	143	184	(22.3%)	143	184	(22.3%)
ADSL retail	812	679	19.6%	812	679	19.6%
TV customers	505	211	138.9%	505	211	138.9%
Wholesale accesses	413	459	(9.9%)	413	459	(9.9%)
Unbundled local loops	297	318	(6.8%)	297	318	(6.8%)
Wholesale line rental	62	86	(27.3%)	62	86	(27.3%)
ADSL wholesale	54	55	(0.6%)	54	55	(0.6%)
Net additions (‘000)	68	72	(6.6%)	196	57	244.6%
Retail accesses	79	91	(12.4%)	216	91	138.6%
PSTN/ISDN	(14)	(32)	(56.0%)	(80)	(143)	(44.1%)
Traffic-generating lines	(5)	(23)	(79.0%)	(48)	(89)	(45.7%)
Carrier pre-selection	(9)	(10)	(2.4%)	(31)	(53)	(41.5%)
ADSL retail	32	28	13.0%	103	42	142.1%
TV customers	62	95	(34.7%)	193	191	1.3%
Wholesale accesses	(12)	(18)	(35.3%)	(20)	(34)	(39.7%)
Unbundled local loops	(12)	4	n.m.	(9)	27	n.m.
Wholesale line rental	(3)	(21)	(84.6%)	(13)	(54)	(75.6%)
ADSL wholesale	3	(2)	n.m.	2	(7)	n.m.
Retail RGU per access (1)	1.48	1.31	12.7%	1.48	1.31	12.7%
ARPU (Euro)	30.1	29.5	2.1%	30.0	29.5	1.6%
Total traffic (million minutes)	2,780	2,899	(4.1%)	8,399	8,897	(5.6%)
Retail traffic	1,131	1,189	(4.9%)	3,513	3,749	(6.3%)
Wholesale traffic	1,649	1,710	(3.5%)	4,887	5,148	(5.1%)
Employees	6,345	6,149	3.2%	6,345	6,149	3.2%

(1) Retail accesses per PSTN/ISDN line.

Meo has further reinforced its position as the most solid and innovative pay-TV offer in the Portuguese market and continues to launch innovative features to differentiate its offer, including: (1) real video-on-demand (VoD), with DVD-like features and a catalogue of more than 2,000 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide accessible through the internet and the mobile phone; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone; (5) gaming, karaoke and several interactive content and service areas; (6) access to personal photo folders, and (7) customised offers for kids, continuously enhanced with new contents, namely with educational content in 3Q09.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 2,000 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios, continues to be a successful and differentiating feature of the service, as more than 50% of Meo’s IPTV customers have already used it on a paid basis (+2.1pp, as compared to 2Q09), consuming on average 2.6 movies per month.

PT has been continuously strengthening its Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 31 July 2009, PT launched the FOX channel in HD, available through IPTV. Portugal was the third market launching FOX HD worldwide. On

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03 Operational review

15 October, PT announced the launch of FOX Life channel, available through IPTV as from 1 January 2010. Additionally, PT also reinforced its offer with international channels aimed at ethnic communities, such as TPA, a channel dedicated to the Angolan community residing in Portugal.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. In effect, proved ad recall stood above 60% and spontaneous ad recall was above 40% in October, well ahead of any other competing brands in the sector. In September 2009, in a study undertaken by the telecoms regulator, Meo was considered to be the operator having the best customer satisfaction in the Portuguese telecoms sector, with the highest score related to the best image, the best customer care support and the best price-quality relation. In October 2009, Meo was considered by Marketeer, a specialised marketing magazine, as the 2009 top brand for telecommunications.

In 3Q09, wireline operating revenues decreased by 0.3% y.o.y to Euro 481 million, impacted by the decline in wholesale (-3.6% y.o.y), in equipment sales (-9.1% y.o.y) and in MTRs. Excluding the negative effect of MTRs, operating revenues would have increased by 0.2% y.o.y. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and ADSL retail have been increasing (+48.5% y.o.y) in line with the stated strategy of addressing the residential market by offering triple-play and double-play services.

Table 17 _ Wireline income statement (1)					Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	481.1	482.6	(0.3%)	1,446.4	1,436.3	0.7%
Retail	239.9	237.3	1.1%	727.1	718.8	1.2%
Wholesale	124.1	128.7	(3.6%)	369.8	365.7	1.1%
Data & corporate	70.3	70.0	0.4%	220.8	207.7	6.3%
Other wireline revenues	46.8	46.6	0.5%	128.7	144.1	(10.7%)
Operating costs, excluding D&A	285.4	265.5	7.5%	842.0	759.5	10.9%
Wages and salaries	57.5	54.7	5.0%	172.8	168.4	2.6%
Direct costs	99.6	98.1	1.6%	302.2	279.2	8.2%
Commercial costs	30.6	30.3	0.9%	80.7	84.3	(4.3%)
Other operating costs	97.7	82.4	18.6%	286.4	227.6	25.8%
EBITDA (2)	195.7	217.1	(9.9%)	604.4	676.9	(10.7%)
Post retirement benefits	22.4	10.8	106.5%	67.2	32.7	105.6%
Depreciation and amortisation	99.9	90.0	11.1%	295.3	258.8	14.1%
Income from operations (3)	73.4	116.3	(36.9%)	241.9	385.4	(37.2%)
EBITDA margin	40.7%	45.0%	(4.3pp)	41.8%	47.1%	(5.3pp)
Capex	130.7	101.4	28.9%	358.0	227.1	57.6%
Capex as % of revenues	27.2%	21.0%	6.2pp	24.8%	15.8%	8.9pp
EBITDA minus Capex	65.0	115.7	(43.8%)	246.4	449.7	(45.2%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues increased by 1.1% y.o.y in 3Q09, to Euro 240 million, underpinned by the growth in RGUs of 79 thousand, namely in pay-TV customers (+62 thousand net additions in the quarter), high quality broadband net adds (+33 thousand post paid net adds), and resilience of traffic generating lines which only decreased by 5 thousand in the quarter. The growth in number of RGUs per customer contributed to the increase in retail ARPU of 2.1% y.o.y, which reached Euro 30.1. The performance of retail revenues, which increased for the third consecutive quarter, was achieved notwithstanding strong competition from other

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03 Operational review

fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wholesale revenues decreased by 3.6% y.o.y in 3Q09 to Euro 124 million, as a result of the decrease in traffic revenues (-7.3% y.o.y) which more than offset the growth in leased lines (+11.4% y.o.y). Revenues related to the provisioning of regulated wholesale accesses (ULL, ADSL and wholesale line rental) maintained the downward trend seen since 2Q08, as a consequence of lower accesses of competitors, down by a further 10% in the quarter to 413 thousand accesses.

Revenues from data and corporate services increased by 0.4% y.o.y in 3Q09 as a result of the increase in revenues from network management, outsourcing and IT (15.8% y.o.y), which more than offset the decrease in revenues from VPN and leased lines (-3.0% y.o.y). This performance was achieved notwithstanding some lumpiness in relation to the execution of certain large contracts.

Other revenues increased by 0.5% y.o.y in 3Q09, on the back of the growth in revenues from portals (+53.0% y.o.y) that was partially offset by the decline in equipment sales, which decreased by 9.1% y.o.y in 3Q09, as commercial activities in the quarter continued to focus on the marketing of triple-play and pay-TV services, based on rented set-top boxes. In the quarter, revenues were also impacted by the seasonality of data and corporate revenues. In 3Q09, the annual decline in sales decelerated when compared to 1H09 (-28.4% y.o.y).

EBITDA declined by 9.9% y.o.y in 3Q09, improving the trend seen in 1Q09 (-11.0% y.o.y) and 2Q09 (-11.2% y.o.y), while operating expenses increased by 7.5% y.o.y. The increase in operating expenses continued to be primarily driven by the increase in other operating expenses (+18.6% y.o.y), namely customer care and support costs related to the continued growth of pay-TV customers. Direct costs increased by 1.6% y.o.y to Euro 100 million, reflecting higher programming costs of approximately Euro 13 million, and a decline in traffic costs (-15.1% y.o.y). Wages and salaries increased by 5.0% y.o.y to Euro 57 million, mainly reflecting the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced, thus reducing cash costs. Commercial costs, which increased by 0.9% y.o.y to Euro 31 million, reflect the increase in commissions (+34.9% y.o.y), which more than offset the decline in cost of goods sold (-22.0% y.o.y), in line with the decline in sales. In 3Q09, the gross profit remained flat y.o.y, the best performance in the last eighteen quarters, thus proving the success of Meo as the key driver for an effective turnaround in the wireline business. EBITDA margin stood at 40.7% in 3Q09.

Capex increased from Euro 101 million in 3Q08 to Euro 131 million in 3Q09. Capex was directed mainly towards investments in: (1) the build out of FTTH network, which allows increased bandwidth for both residential and corporate customers, and (2) roll out of IPTV services.

Domestic Mobile

In 3Q09 total customers increased by 5.2% y.o.y to 7,084 thousand, with TMN surpassing the 7 million customer mark during the quarter. Quarterly net additions reached 104 thousand, which compare to 21 thousand in 2Q09. The success of TMN’s wireless broadband offer continued to underpin customer growth and also the increase in the proportion of post paid customers, which accounted for 31.5% of total customers at the end of 3Q09, up by 4.4pp y.o.y.

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During the quarter TMN continued to invest in the differentiation of its handset portfolio and services offered, namely through the development of new and innovative products and services associated with data and value added applications and terminals.

TMN makes available to its customers data and value added services such as: (1) “internetnotelemóvel”, an internet access service and an innovative portal, developed exclusively for TMN, enabling internet access on mobile phones at any place and at any time with prices starting at Euro 5 per month; (2) “musicbox”, the first unlimited music download service for both mobile handsets and PC’s with prices starting at Euro 1.99 per week; (3) “meo mobile”, a mobile TV service, made available through the Meo brand, available everywhere with access to 38 channels including live content with prices starting at Euro 0.91 per day; (4) “App Store”, a mobile application store with hundreds of applications, both free and paid, and with a wide range of areas of interest, namely sports, news, travel, etc, and (5) “pond”, a online aggregator of media and social networking applications with three main areas: user generated content like photos and videos in a partnership with PT’s Sapo web portal; Flickr, Picasa, Youtube; social networking, namely Facebook, and  blogging, through Twitter, Sapo Blogs and Blogger. During the 3Q09, TMN also launched MMS Face Fun, an exclusive and innovative service that allows customers to transform their pictures by merging it with another picture.

Table 18 _ Domestic mobile operating data (1)

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Customers ('000)	7,084	6,732	5.2%	7,084	6,732	5.2%
Net additions ('000)	104	248	(58.0%)	140	471	(70.2%)
Total traffic (million minutes)	2,594	2,368	9.5%	7,254	6,731	7.8%
MOU (minutes)	123	119	3.7%	116	116	0.1%
ARPU (Euro)	16.8	18.6	(9.7%)	16.3	18.4	(11.3%)
Customer	14.4	15.1	(4.3%)	14.0	14.8	(5.6%)
Interconnection	1.9	3.0	(36.4%)	1.9	3.2	(38.5%)
Data as % of service revenues (%)	22.7	20.7	2.1pp	22.7	19.6	3.1pp
SARC (Euro)	32.6	33.5	(2.6%)	35.8	36.3	(1.5%)
Employees	1,008	1,103	(8.6%)	1,008	1,103	(8.6%)

(1) Includes MVNO subscribers.

In addition, TMN also has a wide portfolio of handsets, which is continuously updated in order to support its innovative service offering and underpin TMN’s differentiation in the market. In 2Q09, TMN launched Bluebelt, the first smartphone using TMN’s brand, a high-end equipment with 3.5G technology for mobile broadband with speeds up to 7.2 Mbps, e-mail in real time, camera with 3.2 Mpx and auto focus, flash and zoom, video camera, MP3 player, Windows Live Messenger, Meo Mobile application and a direct access to content. In 3Q09, TMN launched HTC Magic, the first smartphone in Portugal operating on the open source Android platform, allowing a unique experience in mobile broadband and interactive services and content. TMN has continued to lead the development of the smartphone market in Portugal, through the world premier of Microsoft’s Windows Phone, based on the Windows Mobile 6.5 platform, which allows a new and integrated management of applications, tasks, mails and messages and GPS navigation. This operating system was made available in various phones: tmn bluebelt, tmn silverbelt, Samsung Omnia II i8000 and Samsung Lite B7300. TMN is focused in increasing the penetration as well as the usage of smartphones, not only by launching own-brand terminals at lower prices but also making smartphones available with pre paid tariff plans. As part of this effort, in October 2009, TMN started to market the BlackBerry Curve 8520 with a pre paid tariff plan.

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TMN also continued to invest in its brand having recently launched an innovative marketing campaign to celebrate the achievement of the 7 million customers milestone. In addition, in October in order to address the youth market, TMN sponsored the ninth round of the surf championship, the ASP World Tour 2009, which took place for the first time in Portugal. As a result of a continued investment, TMN is the best well known mobile brand and the top of mind of all brands in Portugal.

Non-SMS and valued added data services continued to contribute to top line growth, increasing by 26.1% in 3Q09 and accounting for 64% of total data revenues. This growth in non-SMS data continued to be driven by the strong and steady performance of wireless broadband and increasing data usage, particularly of smartphones. In the quarter, total data revenues represented 22.7% of service revenues, increasing by 2.1pp over the same period last year.

TMN’s ARPU decreased by 9.7% y.o.y in 3Q09 to Euro 16.8, as a result of: (1) strong subscriber growth; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, interconnection ARPU declined by 36.4% y.o.y. In 3Q09, total traffic increased by 9.5% y.o.y to 2,594 million minutes, showing an acceleration when compared with previous quarters and driven mainly by outgoing traffic, which increased by 12.5%. Growth in customer base (+5.2%, EoP) underpinned traffic growth in the period, with MOU up by 3.7% y.o.y in the quarter, despite growth in data cards.

In 3Q09, TMN’s operating revenues amounted to Euro 398 million, a decrease of 2.7% y.o.y, mainly due to the negative impact of Euro 17.1 million as a result of lower MTRs. Service revenues decreased in the quarter by 4.6% y.o.y, as the increase in customer revenues, which were up by 1.1% y.o.y, was insufficient to offset the decrease in interconnection revenues (-32.8% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have been flat, while operating revenues would have increased by 1.4% y.o.y.

Table 19 _ Domestic mobile income statement (1)		Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	397.9	409.0	(2.7%)	1,135.0	1,182.0	(4.0%)
Services rendered	353.4	370.3	(4.6%)	1,019.6	1,067.7	(4.5%)
Customer	303.7	300.3	1.1%	877.6	863.5	1.6%
Interconnection	39.9	59.5	(32.8%)	121.5	183.5	(33.8%)
Roamers	9.7	10.5	(7.6%)	20.4	20.8	(1.6%)
Sales	41.9	35.5	18.2%	104.8	107.2	(2.2%)
Other operating revenues	2.6	3.2	(20.7%)	10.6	7.1	50.1%
Operating costs, excluding D&A	221.9	228.8	(3.0%)	627.6	664.4	(5.5%)
Wages and salaries	11.6	12.6	(7.8%)	37.5	39.6	(5.4%)
Direct costs	67.5	74.6	(9.5%)	195.8	215.6	(9.2%)
Commercial costs	73.8	76.8	(3.9%)	201.1	223.5	(10.0%)
Other operating costs	69.0	64.8	6.4%	193.2	185.7	4.1%
EBITDA (2)	175.9	180.2	(2.4%)	507.4	517.6	(2.0%)
Depreciation and amortisation	54.3	55.8	(2.6%)	157.4	172.2	(8.6%)
Income from operations (3)	121.6	124.4	(2.3%)	350.0	345.3	1.3%
EBITDA margin	44.2%	44.1%	0.2pp	44.7%	43.8%	0.9pp
Capex (4)	48.1	47.1	2.1%	106.1	127.3	(16.6%)
Capex as % of revenues	12.1%	11.5%	0.6pp	9.4%	10.8%	(1.4pp)
EBITDA minus Capex	127.8	133.1	(4.0%)	401.2	390.3	2.8%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

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03 Operational review

Customer revenues increased by 1.1% y.o.y to Euro 304 million on the back of customer growth, namely wireless broadband. It is worth highlighting that this marks the eleventh consecutive quarter of growth in customer revenues at TMN against a backdrop of a challenging economic environment. Interconnection revenues declined by 32.8% y.o.y in 3Q09 to Euro 40 million, as a result of the decline in MTRs from Euro 11 cents per minute in the beginning of 3Q08 to Euro 6.5 cents in the beginning of 3Q09. TMN has fully implemented the glide path imposed by the Regulator as from 1 April 2009.

EBITDA decreased by 2.4% y.o.y to Euro 176 million in 3Q09 due to the decline in MTRs, which had a negative impact of Euro 7.7 million in the quarter. Adjusting for this negative effect, EBITDA would have increased by 1.9%. Operating expenses decreased by 3.0% y.o.y in 3Q09 to Euro 222 million, on the back of strict cost discipline and declining interconnection costs despite increase in other operating costs due to higher penetration of wireless broadband and smartphones and usage of more complex data applications. Direct costs decreased by 9.5% y.o.y in 3Q09 due to the positive impact of lower MTRs. Wages and salaries decreased by 7.8% y.o.y in 3Q09, reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration. Unitary SARC, which includes marketing, handset subsidies and commissions, declined 2.6% y.o.y in 3Q09. EBITDA margin stood at 44.2% in 3Q09, remaining flat as compared to 44.1% in 3Q08.

Capex increased by 2.1% y.o.y in 3Q09 to Euro 48 million, while in 9M09 capex declined by 16.6% to Euro 106 million. The decrease in TMN’s capex during 9M09 is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 70% of network capex is being directed towards 3G and 3.5G networks.

International Businesses

Brazilian Mobile

In 3Q09, Vivo’s customer base increased by 15.5% y.o.y to 48,847 thousand, while net additions reached 2,028 thousand in 3Q09, increasing by 10.1% y.o.y. This increase in net additions is explained by: (1) strong marketing campaigns, namely the Father’s Day campaign, aimed at increasing usage; (2) Vivo’s focus on retaining and maintaining its customer base; (3) the most solid and differentiated offer, namely related to post paid plans, and (4) the most comprehensive terminal equipment offer. In 3Q09 Vivo’s market share increased by 0.1pp q.o.q to 29.4%. GSM and 3G accounted for approximately 96.6% of total gross additions in 3Q09, bringing the total number of GSM and 3G customers to 39,430 thousand at the end of September 2009, equivalent to 80.7% of total customers (+18.0pp y.o.y).

Total minutes carried by Vivo increased by 16.1% y.o.y in 3Q09, on the back of on-net traffic, as a result of the success of recent marketing campaigns focused on promoting usage. Vivo’s blended MOU has remained flat (0.2% y.o.y) in 3Q09 reaching 89 minutes. On a sequential basis, in 3Q09, Vivo’s blended MOU increased by 11.7% q.o.q, also underpinned by outgoing MOU (+16.5% q.o.q).

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Table 20 _ Brazilian mobile operating data (1)

	3Q09	3Q08	y.o.y	9M 09	9M 08	y.o.y
Customers (‘000)	48,847	42,277	15.5%	48,847	42,277	15.5%
Market share (%)	29.4	30.0	(0.6pp)	29.4	30.0	(0.6pp)
Net additions (‘000)	2,028	1,842	10.1%	3,902	4,807	(18.8%)
Total traffic (million minutes)	12,800	11,023	16.1%	34,248	29,765	15.1%
MOU (minutes)	89	89	0.2%	82	87	(5.8%)
ARPU (R$)	26.4	29.4	(10.3%)	26.5	29.2	(9.2%)
Customer	15.8	16.8	(6.0%)	15.8	16.7	(5.3%)
Interconnection	10.3	12.3	(16.3%)	10.5	12.3	(14.8%)
Data as % of service revenues (%)	13.5	10.1	3.4pp	12.7	10.2	2.5pp
SARC (R$)	75.5	78.1	(3.4%)	85.4	86.0	(0.7%)
Employees	10,561	8,286	27.5%	10,561	8,286	27.5%

(1) Operating data calculated using Brazilian GAAP.

Vivo’s blended ARPU reached R$ 26.4 in 3Q09, a decrease of 10.3% y.o.y as a result of customer growth and higher penetration of mobile services in Brazil in the lower income segments. This reduction was also impacted by the decrease in interconnection ARPU (-16.3% y.o.y), as a result of the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 6.0% y.o.y to R$ 15.8, due to strong customer growth. On a sequential basis, in 3Q09, Vivo’s blended ARPU remained flat (+0.4% q.o.q).

Data revenues increased by 39.1% y.o.y in 3Q09 and already account for 13.5% (+3.4pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to strong customer growth, and (2) the increase in the usage of person-to-person SMS / MMS, as a result of higher recharges with services and activations of post paid plans with data benefits. To increase smartphones penetration and data usage, Vivo has launched several marketing initiatives, such as: (1) “Motocubo”, a smartphone addressed to the youth segment with simplified access to social networking sites, and (2) “My first Smartphone” campaign that offers the smartphone after a post paid contract with wireless broadband embedded.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 2.7% y.o.y in 3Q09 to R$ 4,397 million, as a result of growth in service revenues (+7.2% y.o.y) underpinned by strong growth in data services, driven primarily by wireless broadband. Data revenues increased by 39.1% y.o.y in 3Q09 and already account for 13.5% (+3.4pp y.o.y) of service revenues. Service revenues were negatively impacted by the deceleration in interconnection revenues, as the market focused on on-net traffic campaigns, which in turn leads to a reduction in incoming traffic and substitution of fixed-to-mobile traffic. Equipment sales declined by 34.5% y.o.y in 3Q09 to R$ 283 million as a result of an increased focus on SIM Card only offers.

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03 Operational review

Table 21 _ Brazilian mobile income statement (1)			R$ million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	4,397.3	4,280.6	2.7%	12,824.8	11,708.2	9.5%
Services rendered	4,013.9	3,744.9	7.2%	11,611.5	10,335.7	12.3%
Sales	283.3	432.8	(34.5%)	915.5	1,107.3	(17.3%)
Other operating revenues	100.1	102.9	(2.7%)	297.8	265.3	12.3%
Operating costs, excluding D&A	2,993.7	2,995.9	(0.1%)	8,977.7	8,620.8	4.1%
Wages and salaries	209.2	197.5	5.9%	640.8	558.6	14.7%
Direct costs	881.7	794.6	11.0%	2,507.9	2,194.7	14.3%
Commercial costs	962.2	1,085.3	(11.3%)	2,965.6	3,053.1	(2.9%)
Other operating costs	940.6	918.6	2.4%	2,863.4	2,814.3	1.7%
EBITDA (2)	1,403.6	1,284.7	9.3%	3,847.1	3,087.4	24.6%
Depreciation and amortisation	965.1	877.3	10.0%	2,973.3	2,421.9	22.8%
Income from operations (3)	438.5	407.3	7.7%	873.8	665.5	31.3%
EBITDA margin	31.9%	30.0%	1.9pp	30.0%	26.4%	3.6pp
Capex (4)	541.5	841.5	(35.7%)	1,659.1	1,506.9	10.1%
Capex as % of revenues	12.3%	19.7%	(7.3pp)	12.9%	12.9%	0.1pp
EBITDA minus Capex	862.1	443.2	94.5%	2,187.9	1,580.6	38.4%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes the acquisition of 3G licences in Brazil (Euro 227 million in 2Q08).

EBITDA increased by 9.3% y.o.y to R$ 1,404 million in 3Q09, on the back of service revenue growth and strict cost control. Commercial costs decreased by 11.3% y.o.y in 3Q09, while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 3.4% y.o.y in 3Q09. This performance of commercial costs is explained by: (1) the decline in subsidisation due to higher take-up of GSM handsets and SIM cards; (2) the decline in cost of products sold, impacted by the appreciation of the Real, and (3) the focus on retaining Vivo’s best customers and up-selling of services aimed at increasing share of wallet. EBITDA margin increased in 3Q09 by 1.9pp to 31.9%.

Capex decreased by 35.7% y.o.y to R$ 541 million in 3Q09 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth experienced by Vivo, namely in GSM / EDGE; (2) expanding coverage of WCDMA / HSUPA network; (3) continued expansion of coverage in the Northeast states following the launch of the post paid service in October 2008 and the pre paid in September 2009, and (4) improving network quality to comply with the requirements set forth by the local regulator.

Other International Assets

In 9M09, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues and EBITDA by 27.2% to Euro 266 million and by 39.9% to Euro 155 million respectively. This performance was achieved on the back of strong customer growth and cost control.

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Table 22 _ Proportional income statement of other international assets (1)					Euro million

	3Q09	3Q08	y.o.y	9M09	9M08	y.o.y
Operating revenues	89.3	77.3	15.5%	265.9	209.1	27.2%
EBITDA (2)	52.0	42.1	23.7%	155.1	110.9	39.9%
Depreciation and amortisation	8.1	6.5	24.6%	24.2	18.7	29.0%
Income from operations (3)	43.9	35.6	23.5%	130.9	92.1	42.1%
EBITDA margin	58.3%	54.4%	0.1pp	58.3%	53.0%	0.1pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil and Médi Telecom, which is under a disposal process. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 23 _ Highlights of main assets in Africa and Asia (9M09) (1)						thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel (2) (4)	25.00%	5,256	1,142	30.7%	754	42.9%	66.0%	836	552
MTC (3) (4)	34.00%	1,284	1,075	13.7%	580	24.1%	53.9%	91	49
CVT (3) (4)	40.00%	355	5,872	(1.4%)	3,526	1.1%	60.0%	53	32
CTM (2)	28.00%	829	1,814	(2.3%)	844	6.0%	46.5%	166	77
CST (3) (4)	51.00%	78	193,767	38.2%	55,087	14.4%	28.4%	9	2
Timor Telecom (3)	41.12%	232	35	26.6%	19	32.5%	54.7%	25	14

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M09, Unitel’s revenues and EBITDA increased by 30.7% and 42.9% y.o.y, to USD 1,142 million and USD 754 million respectively, underpinned by strong and steady customer growth in Luanda, as well as in other main districts of the country. Net additions totalled 685 thousand in 9M09, with the total customer base reaching 5,256 thousand at the end of September 2009, an increase of 31.6% over the same period of last year. In 9M09, Unitel’s MOU decreased by 1.4% y.o.y to 102 minutes and ARPU totalled USD 24.9, a decrease of 1.2% over the same period of last year.

In 9M09, MTC’s revenues and EBITDA increased by 13.7% and 24.1% y.o.y respectively. EBITDA margin increased to 53.9% in 9M09. The total customer base reached 1,284 thousand at the end of September 2009, an increase of 27.3% over the same period of last year, with net additions reaching 206 thousand. Post paid customers increased by 15.3% y.o.y, equivalent to 7.4% of total customer base. ARPU totalled NAD 98.2, a decrease of 15.2% y.o.y, as a result of customer growth in the period.

CVT’s revenues decreased by 1.4% y.o.y to CVE 5,872 million, while EBITDA increased by 1.1% y.o.y to CVE 3,526 million in 9M09, as a consequence of a tight cost control. EBITDA margin stood at 60.0% in 9M09. Mobile customers increased by 24.7% to 272 thousand. Mobile MOU reached 56 minutes and ARPU totalled CVE 1,385.1 decreasing 34.2% y.o.y, as a result of growth and lower roaming revenues.

CTM’s revenues decreased by 2.3% y.o.y to MOP 1,814 million in 9M09, while EBITDA increased by 6.0% to MOP 844 million, with strong cost control more than offsetting economic pressure over revenues. EBITDA margin increased from 42.9% in 9M08 to 46.5% in 9M09. In the mobile division, customers increased by 29.2% y.o.y reaching 520 thousand at the end of September 2009. In 9M09, CTM’s mobile ARPU decreased by 24.4% to MOP 162.9, as a result of customer growth in the period.

In 9M09, CST’s revenues and EBITDA increased by 38.2% y.o.y to STD 193,767 million and by 14.4% y.o.y to STD 55,087 million respectively. EBITDA margin stood at 28.4%. In the mobile division, CST had 70 thousand

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03 Operational review

customers at the end of September 2009, an increase of 82.7% y.o.y. Mobile MOU decreased by 17.2% y.o.y to 47 minutes in 9M09, as a result of the growth in the customer base. Mobile ARPU totalled STD 211 thousand in 9M09, a decrease of 21.2% over the same period of last year.

In 9M09, Timor Telecom’s revenues and EBITDA increased by 26.6% and 32.5% y.o.y, to USD 35 million and USD 19 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 54.7%. Timor Telecom’s mobile net additions reached 103 thousand, bringing the total mobile customer base to 228 thousand at the end of September 2009, an increase of 105.5% y.o.y. Mobile MOU decreased by 6.8% y.o.y to 78 minutes. Mobile ARPU reached USD 20.0 in 9M09, a decrease of 22.3% over the same period of last year, as a result of the customer growth in the period.

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04 Changes in Accounting Policies

On 1 January 2009, PT adopted IFRIC 13 – Customer Loyalty Programmes as required by the IASB and EU. According to this rule, expenses incurred with customer loyalty programmes should be recorded as a deduction to revenues and should be measured at fair value.

According to the transitional provisions of IAS 8 and IFRIC 13, financial statements for 2008 were adjusted retrospectively.

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Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Conference Call details

Date: 17 November 2009
Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)
Telephone numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 335964)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 335964)

Contacts

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Bruno Saldanha
Chief Accounting Officer
bruno.m.saldanha@telecom.pt

Nuno Vieira
Investor Relations Officer
nuno.t.vieira@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

PORTUGAL TELECOM | Earnings Release | First Nine Months 2009	27 / 27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.